Exhibit 13.37

Improved Mining Algorithm & Minting Schedule Community muneeb #1 June 12, 2019, 3:03pm In 2017, we published the Blockstack Whitepaper 1.0 and completed the first Blockstack token offering, with a focus on regulatory frameworks and creating a vision for the future of the technology. We’ve learned a lot since then, and are proposing new improvements to our token economics going forward. Since 2017, there has been a lot of progress in the (new) field of token economics with different models and analysis frameworks emerging (see this and this). Given the potential offering to the general public in 2019, the hard-fork required to distribute those Stacks tokens, and the potential start of mining on the network in late 2019 or early 2020, we felt that it was the appropriate time to take a deep dive on the Stacks token economics model, engage the relevant experts, and perform an economic audit of our token distribution model. We recently commissioned Prysm Group to conduct an economic audit and help establish a robust economic model. Our goal was to identify any potential long-term issues and help the ecosystem avoid issues related to token inflation and volatile network activity. In addition to the Prysm Group, we also sought feedback from Blockstack core developers, independent entities (like New Internet Labs), Blockstack PBC board, and other domain experts. We plan to make the executive summary of this economic study public as well. Now we want to get feedback broadly from the Blockstack community. Certain sections of the token economics 2.0 paper are still being reviewed but I’m happy to share the details on the proposed adaptive mint and burn mechanism. Please see Section 4 Future Token Supply below:

amongst other things.

Application developers will receive rewards out of a reward pool of Stacks tokens, expected to start at a size of $300,000 in Stacks tokens for the first month after qualification of the Reg A offering, and increasing by $100,000 monthly until the eighth month of the program, in which the reward reaches $1,000,000. We anticipate that the reward pool will then stay constant until the fourteenth month of the program, although that is subject to change.

App reviewers have and will be relevant technology companies who have also proven the ability to develop or identify high-quality applications. App reviewers will participate in a curation process by selecting eligible applications and assigning a normalized score to be aggregated into a final app ranking for rewards [8]. The app reviewers may also receive a percentage of the Stacks tokens distributed under this program. Through the Reg A offering, $800,000 worth of Stacks tokens are reserved for distribution to app reviewers. Currently, there are four app reviewers, Product Hunt, TryMyUI, Awario, and New Internet Labs, who are participating in the preliminary version of the App Mining program. App reviewers are subject to change in the version of the program that awards Stacks tokens.

4 Future Token Supply

There is no pre-set limit on the number of Stacks tokens that will be released over time. The 1.32 billion Stacks tokens created in the Genesis Block will be the only tokens available on the network when native mining starts on the Stacks blockchain. The supply of Stacks tokens can decrease due to the burning of tokens to register digital assets or other burning functionality. Once mining starts, new Stacks tokens will be released using an adaptive mint and burn mechanism. The initial deployment of the Stacks blockchain, which occurred with the launch of the Genesis Block in November 2018, uses the mining mechanisms employed by the Bitcoin blockchain and no new Stacks tokens are introduced to the Stacks blockchain as a result of the Bitcoin blockchain mining mechanisms. When we release the second version of the Stacks blockchain, which will introduce native mining (which we call Tunable Proofs mining) release of new Stacks tokens will take place with each block. We expect this to occur in late 2019 or early 2020. See the Blockstack technical whitepaper v2.0 for details [4].

Starting in February 2019, we conducted a token economics study and audit with an independent economic consulting firm, Prysm Group [9], along with reviews from individual domain experts. The purpose of our economic audit and review was to determine an appropriate number of tokens to release according to our mining mechanisms and research any potential enhancements to our initial pre-set schedule of release of tokens. In the aggregate, based on the updated design that was the result of our work, we currently anticipate that the total number of tokens in circulation in the year 2050 will be no more than approximately 2.048 billion, subject to reduction due to the burning of tokens on the network, and assuming that native mining begins in 2020. An adaptive mint and

WORKING DRAFT v2.0

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this system is superior to a system that simply releases a pre-set number of tokens per block, which was the design of our previous model. In particular, among other benefits, this system potentially allows for an increased reward to miners at the time of increased interest and activity from miners (which we expect to correlate with times of increased token burning and hence activity)—this system essentially creates capacity for increased miner participation. Also, we expect that this design potentially allows for increased predictability into future circulating supply of Stacks tokens, given that, despite unpredictable burning behavior, there is an adaptive element to the release of future tokens that counteracts burning by design.

The planned implementation of the adaptive mint and burn mechanism operates by releasing a number of Stacks tokens per block that is greater than or equal to a minimum number of tokens (which we call *min mint*) and less than or equal to a maximum number of tokens (which we call *max mint*). For each block, the adaptive mechanism algorithmically adjusts the number of tokens released per block, depending on the number of tokens that have been recently burned on the network (though never dropping below *min mint* and never exceeding *max mint*). In order to determine the number of tokens recently burned, the adaptive mechanism takes into consideration the average number of Stacks tokens burned per block over a period of time ending at some point before the block for which the reward is being determined (we can call this the "evaluation window"). Based on this average number of Stacks tokens burned per block during the evaluation window (call this number D), the number of Stacks tokens released for the relevant block is then adjusted. If D is greater than or equal to zero and $min\ mint + D$ is less than $max\ mint$, then the number of tokens released for that block is equal to $min\ mint + D$. And if $min\ mint + D$ is greater than or equal to $max\ mint$, then $max\ mint$ is the number of tokens released for that block.

WORKING DRAFT v2.0

To restate the above more precisely, let us call all blocks on the blockchain B_n, where n is a natural number. And call R_n the number of tokens rewarded as the block reward for any given block B_n.

At each block, B_n the system will evaluate the average number of tokens burned during the evaluation window, which will be the blocks spanning the xth preceding block through the yth preceding block (where $x > y$), or the blocks numbered B_{n-x} through block B_{n-y}. Let us call d_n the number of tokens burned during a particular block B_n, and call the average number of tokens burned per block over the entire evaluation window D_n. Therefore:

$$D_n = \frac{1}{x - y + 1} \sum_{i=n-x}^{n-y} d_i \tag{1}$$

Thus the block reward, R_n, for each block B_n, will be as follows:

$$R_n = \begin{cases} min\ mint_n + D_n, & if\ (min\ mint_n + D_n < max\ mint_n), \\ max\ mint_n, & if\ (min\ mint_n + D_n \geq max\ mint_n). \end{cases} \tag{2}$$

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Where $min\ mint_n$ and $max\ mint_n$ are $min\ mint$ and $max\ mint$ at block B_n, respectively. In our implementation, the adaptive mint and burn mechanism can only detect a subset of burns on the network (developers might burn in ways that the mechanism is unable to trace) and so the mechanism only takes into account that subset which it can detect. The adaptive mint and burn mechanism is expected to go live with the release of the second version of the Stacks blockchain, simultaneously with the start of native mining on the Blockstack network.

4.2 Token Mint and Net Inflation

We expect that once native mining goes live, approximately 4383 blocks will be processed per month, or approximately 52,596 blocks will be processed per year. With our design for the adaptive mint and burn mechanism, *min mint* is equal to 500 tokens per block for the first approximately five years (or 262,980 blocks), 400 tokens per block for the next approximately five years, and then 300 tokens per block for all years thereafter. During these times, a minimum of 500 tokens, 400 tokens, and 300 tokens, respectively, will be released per block regardless of Stacks tokens burned on the network. The number of minted tokens can increase from *min mint* depending on the number of Stacks recently burned during the evaluation window as described in the section above. The maximum number of minted tokens per block, or *max mint*, is currently planned to be 3000 for the first approximately five years of mining (or 262,980 blocks), 2000 for the next approximately seven years, and 1000 for all years thereafter. The future potential mint of new Stacks tokens by approximately year 2050 is shown in Figure 3. Other than mining rewards, Stacks miners are also incentivized by transaction fees and "fuel" payments for registering/executing smart contracts.

In addition to the block rewards for miners, 12,000,000 Stacks tokens per year are allocated to the App Mining program for the first ten years. Further, 25,000,000 and 15,000,000 Stacks tokens are allocated to potential user incentives in the first and second year, respectively, after mining starts. The resulting expected total token mint per year and net inflation are shown in Figure 4. The net inflation shown reflects maximum circulating supply (which is the same for both min mint and max mint scenarios).

4.3 Open Research Questions

While we have finalized certain design elements of our new adaptive mint and burn mechanism, including, for instance, the number of tokens for the *min mint* awards and the resulting max supply (including, for instance, at year 2050), there are certain aspects of our planned design for which we're doing further research. There are currently two open questions that we're actively researching:

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	Min Mint	Max Mint	Max Total	Net Inflation
Genesis Block	N/A	N/A	1,320,000,000	N/A
Year 01	63,298,000	194,788,000	1,383,298,000	4.80%
Year 02	53,298,000	184,788,000	1,436,596,000	3.85%
Year 03	38,298,000	169,788,000	1,474,894,000	2.67%
Year 04	38,298,000	169,788,000	1,513,192,000	2.60%
Year 05	38,298,000	169,788,000	1,551,490,000	2.53%
Year 06	33,038,400	117,192,000	1,584,528,400	2.13%
Year 07	33,038,400	117,192,000	1,617,566,800	2.09%
Year 08	33,038,400	117,192,000	1,650,605,200	2.04%
Year 09	33,038,400	117,192,000	1,683,643,600	2.00%
Year 10	33,038,400	117,192,000	1,716,682,000	1.96%
Year 11	15,778,800	105,192,000	1,732,460,800	0.92%
Year 12	15,778,800	105,192,000	1,748,239,600	0.91%
Year 13	15,778,800	52,596,000	1,764,018,400	0.90%
Year 14	15,778,800	52,596,000	1,779,797,200	0.89%
Year 15	15,778,800	52,596,000	1,795,576,000	0.89%
Year 16	15,778,800	52,596,000	1,811,354,800	0.88%
Year 17	15,778,800	52,596,000	1,827,133,600	0.87%
Year 18	15,778,800	52,596,000	1,842,912,400	0.86%
Year 19	15,778,800	52,596,000	1,858,691,200	0.86%
Year 20	15,778,800	52,596,000	1,874,470,000	0.85%
Year 21	15,778,800	52,596,000	1,890,248,800	0.84%
Year 22	15,778,800	52,596,000	1,906,027,600	0.83%
Year 23	15,778,800	52,596,000	1,921,806,400	0.83%
Year 24	15,778,800	52,596,000	1,937,585,200	0.82%
Year 25	15,778,800	52,596,000	1,953,364,000	0.81%
Year 26	15,778,800	52,596,000	1,969,142,800	0.81%
Year 27	15,778,800	52,596,000	1,984,921,600	0.80%
Year 28	15,778,800	52,596,000	2,000,700,400	0.79%
Year 29	15,778,800	52,596,000	2,016,479,200	0.79%
Year 30	15,778,800	52,596,000	2,032,258,000	0.78%
Year 31	15,778,800	52,596,000	2,048,036,800	0.78%

Figure 4: *Adaptive Mint/Burn and Net Inflation (which reflects max circulating supply).*

4.3.1 Max Mint

In the design of our adaptive mint and burn mechanism, we have considered increasing *max mint*, making *max mint* more adaptive, or even eliminating the concept of *max mint* entirely. In the last case, this would mean that R_n, as outlined in equation (2) above, would simply be:

$$R_n = min\ mint_n + D_n \tag{3}$$

An argument in favor of eliminating *max mint* would be that we do not want to allow for a shrinking eco-system and circulating supply of Stacks tokens, which would result in the event that actual burn was in excess of *max mint* (and might likely correlate with a time of high network activity). One counter-argument here might be that retaining *max mint* avoids the possibility of excessive or extreme number of tokens being released to the network at any given time. Since *max mint* only replaces Stacks tokens burned, it cannot increase the circulating supply from the maximum supply shown in Figure 4.

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We are excited to introduce a more robust economic model to strengthen the ecosystem well into the future. We plan to share the full token economics 2.0 paper and executive summary of economic audit soon. In the meantime, we are interested in hearing your feedback. Please let us know your thoughts by commenting in here. Thanks! Muneeb Ali CEO, Blockstack PBC Rule 255 Legend This communication may be deemed “testing the waters” material under Regulation A under the Securities Act of 1933. We are not under any obligation to complete an offering under Regulation A. We may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under Regulation A. We will only be able to make sales after the Securities and Exchange Commission (SEC) has qualified the offering statement that we have filed with the SEC. The information in that offering statement will be more complete than the information we are providing now, and could differ in important ways. You must read the documents filed with the SEC before investing. No money or other consideration is being solicited , and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification. An indication of interest involves no obligation or commitment of any kind. Any person interested in investing in any offering of Stacks Tokens should review our disclosures and the publicly filed offering statement and the preliminary offering circular that is part of that offering statement at stackstoken.com . Blockstack is not registered, licensed or supervised as a broker dealer or investment adviser by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) or any other financial regulatory authority or licensed to provide any financial advice or services. 2 Likes